UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

December 6, 2023

Commission File Number: 001-38159

BRITISH AMERICAN TOBACCO P.L.C.
(Translation of registrant’s name into English)

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

This report includes materials as exhibits that have been published and made available by British American Tobacco p.l.c. (the “Registrant”) as of December 6, 2023.

The information contained in Exhibit 1 to this Form 6-K, except the information contained in (i) the first, third and sixth bullet points (and the related endnote) and the reference to “, with 50% of our revenue from non-combustibles by 2035” in the penultimate bullet point under “Reiteration of FY23 Delivery In Line with Guidance and Strategy Update”, (ii) the reference to “, with 50% of our revenue from non-combustibles by 2035” in the first sentence of the fourth paragraph and the penultimate and last sentences of the sixth paragraph under the heading “Tadeu Marroco, Chief Executive”, (iii) the reference to “a deceleration in our organic volume and revenue growth in the second half, with” (and related endnote) in the first paragraph under the heading “Significantly strengthening Heated Products”, (iv) the references to “and we expect to deliver close to 100% operating cashflow conversion in 2023”, to “2-3x adjusted net debt / adjusted EBITDA” (and related endnotes) and to “and expect to be around 2.7x by year end” in the first paragraph under the heading “Enhancing financial flexibility”, (v) the first sentence of the third paragraph and the last sentence of the fourth paragraph (and related endnote) under “2024 incremental investment to secure long-term sustainable growth”, (vi) the second, fourth, fifth and last bullet points (and the related endnotes) under the heading “Technical guidance for full year 2023”, (vii) the heading “Webcast and Conference call - The conference call will begin at 8:30am (GMT).” and three paragraphs thereunder, (viii) the heading “Note on Non-GAAP Measures” and six paragraphs thereunder and (ix) prongs (i) (with respect to the first, third, and sixth bullet points and the reference to “, with 50% of our revenue from non-combustibles by 2035” in the penultimate bullet point), (iii), (iv), (v), (vii) (with respect to the second, fourth, fifth and last bullet points), and (viii) under the heading “Forward-Looking Statements” is incorporated by reference into the Form S-8 Registration Statements File Nos. 333-223678, 333-219440 and 333-237186 of the Registrant and into the Form F-3 Registration Statement File Nos. 333-265958, 333-265958-01, 333-265958-02, 333-265958-03, 333-265958-04 and 333-265958-05 of the Registrant, British American Tobacco Holdings (The Netherlands) B.V., Reynolds American Inc., B.A.T. Netherlands Finance B.V., B.A.T. International Finance p.l.c. and B.A.T Capital Corporation, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

EXHIBIT INDEX

Exhibit	Description

Exhibit 1	Press Release entitled “Reiteration of FY23 Delivery In Line with Guidance and Strategy Update” dated December 6, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British American Tobacco p.l.c.

By:	/s/ Nancy Jiang
	Name:	Nancy Jiang
	Title:	Senior Assistant Company Secretary

Date:  December 6, 2023